

Mail Stop 3720

January 27, 2016

Daniel Solomita
Chief Executive Officer
Loop Industries, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

      Re: Loop Industries, Inc.
             Form 8-K as Amended
             Filed June 30, 2015
             File No. 000-54768

Dear Mr. Solomita:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Robert S. Littlepage, for

                                   Larry Spirgel
                                   Assistant Director
                                   AD Office 11 – Telecommunications

cc: Thomas E. Puzzo